UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Date:	June 28, 2007	/s/ Marcia B. Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Constellation Energy Group, Inc.

Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statements amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Constellation Energy Group, Inc.Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus LLP

Washington, DC

June 23, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, 333-135991, and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, 333-89046, 333-129802 respectively) of our report dated June 28, 2007 relating to the statement of net assets available for benefits as of December 31, 2006, the statement of changes in net assets available for benefits for the year ended December 31, 2006 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Constellation Energy Group, Inc. Employee Savings Plan.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 28, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 of our report dated June 23, 2006 on the financial statements of the Constellation Energy Group, Inc. Employee Savings Plan for the year ended December 31, 2005, which report is included in this annual report on Form 11-K.

/s/ Mitchell & Titus LLP

Washington, DC

June 28, 2007

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

At December 31,	2006	2005

Assets
Investments, at fair value:
Mutual funds	$841,837,010	$684,110,521
Common trust fund	184,075,145	185,881,383
Constellation Energy Group, Inc., common stock	412,467,173	388,689,888
Short-term investments	1,174,522	251,024
Participant loans	30,340,937	30,730,662
Total Investments	1,469,894,787	1,289,663,478

Receivables:
Employer contributions	325,558	314,402
Participant contributions	1,215,143	1,159,853
Accrued dividends	2,166,037	2,245,057
Unsettled investment sales and other	94,681	1,049,976
Total Assets	1,473,696,206	1,294,432,766

Liabilities
Unsettled investment purchases	34,217	4,777
Total Liabilities	34,217	4,777

Net assets reflecting all investments at fair value	1,473,661,989	1,294,427,989

Adjustment from fair value to contract value for interest in common trust relating to fully benefit-responsive investment contracts	1,578,030	1,613,710

Net assets available for benefits	$1,475,240,019	$1,296,041,699

The accompanying notes are an integral part of these financial statements. Certain prior-year amounts have been reclassified to conform with the current year’s presentation.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2006	2005

ADDITIONS
Investment Income
Dividends	$44,738,300	$31,464,034
Interest	8,021,111	6,869,663
Interest on participant loans	2,071,288	1,732,273
Net appreciation in fair value of investments (See note 4)	136,786,691	132,850,163
Total Investment Income	191,617,390	172,916,133

Contributions
Participant contributions	67,540,683	59,060,653
Participant rollover contributions	12,539,874	9,750,501
Loan transfers in (See note 1)	46,133	33,281
Plan transfers in (See note 1)	1,032,120	—
Employer matching contributions	18,956,874	16,809,029
Total Contributions	100,115,684	85,653,464

Plan Merger (See note 1)	—	86,466,956

Total Additions	291,733,074	345,036,553

DEDUCTIONS
Withdrawals and distributions	(112,459,658)	(72,941,552)
Fees	(75,096)	(70,187)
Total Deductions	(112,534,754)	(73,011,739)

Change In Net Assets	179,198,320	272,024,814

Net assets available for benefits
Beginning of year	1,296,041,699	1,024,016,885

End of year	$1,475,240,019	$1,296,041,699

The accompanying notes are an integral part of these financial statements. Certain prior-year amounts have been reclassified to conform with the current year’s presentation.

Notes to Financial Statements

Note 1.  General Description of the Plan

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978.  Effective April 30, 1999, BGE shareholders approved the formation of a holding company — Constellation Energy Group, Inc. (Company or CEG) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document for a more comprehensive description of the Plan provisions.

Employee Stock Ownership Plan — Effective February 1, 2006, the CEG Common Stock investment was reclassified as an Employee Stock Ownership Plan.  As a result of that change, participants may elect to receive their dividends of CEG stock in cash.  If no election is made, the dividends are reinvested in additional shares of CEG common stock.

Termination of Merger Agreement with FPL Group, Inc. — On October 24, 2006 CEG and FPL Group, Inc., agreed to terminate the Agreement and Plan of Merger the parties had entered into on December 18, 2005.  The planned merger, and eventual cancellation, had no effect on the Employee Savings Plan.

Eligibility — An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration — The Plan Administrator is the Director — Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  T. Rowe Price Retirement Plan Services, Inc. provides the recordkeeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Effective October 1, 2005, eligible participants may contribute from 1% to 50% of their eligible pay through payroll deductions, on a before-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  Prior to October 1, 2005 the before-tax and combined contribution limits were 25%.

The increase in the contribution limits reflects a plan amendment to conform the Constellation Energy Group, Inc. Savings Plan provisions with those of the Non-Represented Employee Savings Plan for Nine Mile Point.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2006 was $15,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit for 2006 was $5,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan.

Plan Merger — Effective September 30, 2005, the Non-Represented Employee Savings Plan for Nine Mile Point participant balances, including loans, were merged into the Plan.  These balances are reflected on the Statement of Changes in Net Assets Available for Benefits as “Plan Merger.”

Loan Transfer In — Effective June 2005, Constellation Energy Group, Inc., hired a group of employees from the Alliant Energy Corporation.  Eligible participants were permitted to rollover their 401(k) loan balances into the Plan.

Plan Transfers In — Plan transfers in during 2006 represent transfers of employees from the Represented Employee Savings Plan for Nine Mile Point into the Plan due to changes in employment positions that no longer allow them to participate in the Represented Employee Savings Plan for Nine Mile Point.

Company Matching Contributions — In general, the Company contributes an amount equal to one-half of the participant’s first six percent of contributions. However, the Company matching contribution for employees of Constellation New Energy, Inc. is 100% of the first five percent of contributions. All Company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Common Stock. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options — Participants can elect to have their contributions invested in the following:

•      CEG Common Stock

•      Fidelity Diversified International Fund

•      Fidelity Dividend Growth Fund

•      Fidelity Low Priced Stock Fund *

•      PIMCO Total Return Institutional Fund*

•      T. Rowe Price Equity Income Fund

•      T. Rowe Price Growth Stock Fund

•      T. Rowe Price Mid-Cap Growth Fund

•      T. Rowe Price Mid-Cap Value Fund

•      T. Rowe Price New Horizons Fund

•      T. Rowe Price Small Cap Value Fund

•      T. Rowe Price Retirement Income Fund

•      T. Rowe Price Retirement 2005 Fund

•      T. Rowe Price Retirement 2010 Fund

•      T. Rowe Price Retirement 2015 Fund

•      T. Rowe Price Retirement 2020 Fund

•      T. Rowe Price Retirement 2025 Fund

•      T. Rowe Price Retirement 2030 Fund

•      T. Rowe Price Retirement 2035 Fund

•      T. Rowe Price Retirement 2040 Fund

•      T. Rowe Price Retirement 2045 Fund*

•      T. Rowe Price Retirement 2050 Fund**

•      T. Rowe Price Retirement 2055 Fund**

•      T. Rowe Price Stable Value Fund***

•      Vanguard Institutional Index Fund*

* New funds added to the plan October 1, 2005.

** New funds added to the plan December 5, 2006.

*** New fund added to the plan April 1, 2006

Effective October 1, 2005, the following funds were removed as investment options of the plan.

•                  T. Rowe Price Equity Index Trust

•                  T. Rowe Price Science & Technology Fund

Effective October 1, 2005, the PIMCO Total Return Administrative Class Fund was converted to the PIMCO Total Return Institutional Class Fund.

CEG Common Stock — Participant and company matching contributions are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account — An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Interest Income Fund — During 2005, amounts held in the Interest Income Fund were invested in a combination of the T. Rowe Price Stable Value Common Trust Fund, the Fidelity Managed Income Portfolio, contracts issued by insurance companies or other financial institutions, and in short term investments.

A portion of the Interest Income Fund was invested in contracts issued by insurance companies or other financial institutions and in short-term investments. Each contract specified a fixed or variable rate of interest for a certain period of time.  All maturing contracts were invested in the T. Rowe Price Stable Value Common Trust Fund, with the final contract maturing effective September 20, 2005.

Effective September 30, 2005, the Non-Represented Employee Savings Plan for Nine Mile Point participant balances, including loans were merged into the Plan.  In connection with this transaction, a portion of the Interest Income Fund was invested in the Fidelity Managed Income Portfolio.

Amounts held in the Fidelity Managed Income Portfolio are invested in a pooled account.  Investment units are supported by investment contracts in insurance companies and other financial institutions, and fixed income securities.  A portion of the portfolio is invested in a money market fund to provide daily liquidity.  The account is included in the financial statements at fair value.

The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments, and the rate of return for the T. Rowe Price Stable Value Common Trust Fund and the Fidelity Managed Income Portfolio.

The annual effective rate for the year ended December 31, 2005 was 4.48%. At December 31, 2005, there were no investment contracts.

Effective April, 2006 the final component of the Fidelity Managed Income Portfolio was liquidated and invested in the T. Rowe Price Stable Value Fund.  All assets in the Interest Income Fund were transferred into the T. Rowe Price Stable Value Fund at that time.  At December 31, 2006, there were no assets in the Interest Income Fund.

T. Rowe Price Stable Value Fund — As described in FASB Staff Position Nos. FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits was prepared on a fair value basis and reflects the adjustment of net assets from fair value to contract value for the investment in the common trust.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Income — Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance.

Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 4.00% to 10.50% as of December 31, 2006.  Loan duration ranges from July 2007 to October 2036.

Withdrawals and Distributions — A participant may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who withdraw basic before-tax and after-tax contributions that have not been in the Plan for two full calendar years (unmatured), and participants who make a hardship withdrawal, are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two full calendar years (matured) are also eligible to be withdrawn.

Distributions to participants who retire or terminate active employment are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting — All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative Costs —The Company currently pays all the administrative fees and expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG Common Stock are borne by the participant.  Investment management expenses are deducted from the assets of that fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on certain investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement will be used to offset plan expenses otherwise paid by the Company.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Shares of CEG Common Stock held by T. Rowe Price Trust Company are valued as of year-end, using the quoted closing market price as reported by the “NYSE—Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value, except for the T. Rowe Price Stable Value Fund, which consists primarily of fully benefit-responsive investment contracts.  In determining the net assets available for benefits, the T. Rowe Price Stable Value Fund is included in the financial statements at contract value, which represents cost plus accrued income minus redemptions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of CEG Common Stock and mutual fund shares sold as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Standards Issued — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures for fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for all fair value measurements beginning January 1, 2008. The Plan is currently assessing the potential impact of SFAS No. 157.

Note 3.  Tax Status

The Company received the latest favorable determination letter from the Internal Revenue Service (IRS), dated December 28, 2005, with respect to the Plan as amended through September 1, 2004, subject to adoption of proposed amendments submitted on August 31, 2005, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.  The proposed amendments were effective February 1, 2006.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2006 and December 31, 2005, include:

At December 31, 2006
Identity of Issue	Units/Shares	Current Value
CEG Common Stock	5,990,263	$412,467,173
T. Rowe Price Stable Value Fund	184,075,145	184,075,145
T. Rowe Price Equity Income Fund	3,696,888	109,243,026
T. Rowe Price Growth Stock Fund	3,372,943	106,693,184
T. Rowe Price Mid-Cap Growth Fund	1,477,118	79,317,791
T. Rowe Price Small-Cap Value Fund	2,074,604	85,503,779
Vanguard Institutional Index	596,068	77,244,509

At December 31, 2005
Identity of Issue	Units/Shares	Current Value
CEG Common Stock	6,763,384	$388,689,888
Interest Income Fund	185,881,383	185,881,383
T. Rowe Price Equity Income Fund	3,582,971	92,860,278
T. Rowe Price Growth Stock Fund	3,383,765	96,100,914
T. Rowe Price Mid-Cap Growth Fund	1,383,089	74,855,287
T. Rowe Price Small Cap Value Fund	2,064,920	76,187,513

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows as of December 31, 2006 and December 31, 2005:

	2006	2005
CEG Common Stock	$70,176,932	$106,831,501	*
Mutual Funds	66,609,759	26,018,662
Total	$136,786,691	$132,850,163

* This amount includes $3,959,894 of unrealized appreciation associated with the CEG Common Stock transferred to the plan in connection with the merger of the Non-Represented Employee Savings Plan for Nine Mile Point.

Note 5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

During 2006, the Plan purchased 909,076 common shares of Constellation Energy Group, Inc. for $52,297,259 and sold 1,682,198 shares for $96,711,432.  During 2005, the Plan purchased 1,085,889 common shares for $56,036,443 and sold 2,034,259 shares for $89,846,516.

Note 7. Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

At December 31, 2006
Net assets available for benefits per the financial statements	$1,475,240,019
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,578,030)
Less: amounts requested by participants for withdrawals and distributions at year end but paid in subsequent years	(590,327)
Less: contributions receivable	(1,540,701)
Net assets available for benefits per the Form 5500	$1,471,530,961

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500 as of December 31, 2006:

At December 31, 2006
Withdrawals and distributions paid to participants per the financial statements	$112,459,658
Plus: amounts requested for withdrawals and distributions at December 31, 2006 paid in 2007	590,327
Less: amounts requested by participants for withdrawals and distributions at December 31, 2005 paid in 2006	(222,432)
Withdrawals and distributions to participants per the Form 5500	$112,827,553

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2006:

At December 31, 2006
Contributions per the financial statements	$100,115,684
Less: contributions receivable at December 31, 2006	(1,540,701)
Plus: contributions receivable at December 31, 2005	1,474,255
Contributions per the Form 5500	$100,049,238

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

December 31, 2006
Investment income per the financial statements	$191,617,390
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,578,030)
Investment income per the Form 5500	$190,039,360

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International	$66,824,381	$73,101,082
	Fidelity Dividend Growth	12,474,507	13,434,906
	Fidelity Low Priced Stock	5,788,966	6,172,584
	PIMCO Total Return Inst	31,685,292	31,442,511
*	T. Rowe Price Equity Income Fund	97,281,333	109,243,026
*	T. Rowe Price Growth Stock Fund	96,717,890	106,693,184
*	T. Rowe Price Mid-Cap Growth Fund	80,377,272	79,317,791
*	T. Rowe Price Mid-Cap Value Fund	20,789,316	21,629,471
*	T. Rowe Price New Horizons Fund	45,117,588	45,432,882
*	T. Rowe Price Retirement 2005 Fund	4,394,647	4,587,359
*	T. Rowe Price Retirement 2010 Fund	32,311,523	34,325,475
*	T. Rowe Price Retirement 2015 Fund	39,254,117	42,319,547
*	T. Rowe Price Retirement 2020 Fund	44,402,622	48,281,370
*	T. Rowe Price Retirement 2025 Fund	24,796,576	27,250,364
*	T. Rowe Price Retirement 2030 Fund	15,973,476	17,510,457
*	T. Rowe Price Retirement 2035 Fund	4,544,041	5,015,352
*	T. Rowe Price Retirement 2040 Fund	5,645,647	6,165,310
*	T. Rowe Price Retirement 2045 Fund	1,146,884	1,212,098
*	T. Rowe Price Retirement Income Fund	5,744,050	5,953,953
*	T. Rowe Price Small-Cap Value Fund	78,018,614	85,503,779
	Vanguard Institutional Index	68,867,437	77,244,509
	Subtotal Mutual Funds	782,156,179	841,837,010
Common / Collective Trusts
*	T. Rowe Price Stable Value Fund	184,075,145	184,075,145
	Subtotal Common / Collective Trusts	184,075,145	184,075,145
Company Stock
*	Constellation Energy Group, Inc.	345,156,773	412,467,173
	Subtotal Company Stock	345,156,773	412,467,173
Short Term Investments
*	T. Rowe Price Short Term Distribution Account	590,745	590,745
*	T. Rowe Price Short Term Settlement Account	583,777	583,777
	Subtotal Short Term Investments	1,174,522	1,174,522
Loans
*	Participant Loans Interest Range 4.00 — 10.50%	—	30,340,937
	Subtotal Participant Loans	—	30,340,937
	Grand Total	$1,312,562,619	$1,469,894,787

* Represents party-in-interest